NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2018 and 2017

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Georgia, Minnesota, North Carolina, Texas and Pennsylvania.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company, and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is recorded at cost, and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2018 and 2017

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Fee income and related commission expenses are recorded when earned, which is when the underlying equity transactions are completed, and funds are received.   The Company believes that the performance obligation is satisfied on the notice date because that is when the underlying equity transaction is identified, the amounts are agreed upon and the risks and rewards of ownership have been transferred.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent.   As such, the Company does not record income tax expense or related accruals.   The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes.   For the years ended December 31, 2018 and 2017, the Company did not have a liability for unrecognized tax benefits.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule.   At December 31, 2018 and 2017, the Company had net capital of $28,721 and $47,341 respectively, which were $23,721 and $42,341, respectively, in excess of its required net capital of $5,000.   The Company's ratio of aggregated indebtedness to net capital at December 31, 2018 and 2017 was approximately 0.43 to 1 and 0.37 to 1, respectively, as compared to a maximum allowed ratio of 15 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company operates under (k)(2)(i) of SEC Rule 15c3-3, the Customer Protection Rule, and therefore claims exemption from the requirements of Rule 15c3-3.   The Company promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5.   RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Company pays a monthly fee to the Parent representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries.   For the years ended December 31, 2018 and 2017, the Company incurred fees of $18,096 and $1,500, respectively.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2018 and 2017

5.   RELATED PARTY TRANSACTIONS (Continued)

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company. For the year ended December 31, 2018, the Company had a receivable from the Parent of $3,357, all related to private placements.

6.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through February 11, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.